UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

Tongsha Industrial Estate, East District

Dongguan, Guangdong 523217

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

The Registrant hereby incorporates the information contained in this Report by reference into the Registration Statement on Form F-3, File No. 333-229505.

Cautionary Note Regarding Forward-Looking Statements

This Report, including the exhibits included herein, may contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results may differ materially from those discussed herein, or implied by, these forward-looking statements. Forward-looking statements are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project” and other similar expressions. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements included in this Report are subject to significant risks and uncertainties, including but limited to: risks and uncertainties associated with the integration of the assets and operations we have acquired and may acquire in the future; our possible inability to raise or generate additional funds that will be necessary to continue and expand our operations; our potential lack of revenue growth and other factors detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control). The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Entry into a Material Definitive Agreement.

On July 15, 2021, Dogness (International) Corporation (the “Company”) and certain institutional investors entered into a securities purchase agreement (the “Purchase Agreement”) in connection with an offering (the “Offering”), pursuant to which the Company agreed to sell to investors an aggregate of 2,178,120 Class A Common Shares. The common share purchase price was $1.82 per share. The aggregate gross proceeds from the sale of the Class A Common Shares, before deducting fees to the Placement Agent (as defined below) and other estimated offering expenses payable by the Company will be approximately $3.96 million.

Under the Purchase Agreement, the Company has agreed with each of the purchasers that, subject to certain exceptions, it will not, within the ninety (90) days following the closing of the Offering (which period may be extended in certain circumstances), enter into any agreement to issue or announce the issuance or proposed issuance of any equity security or equity-linked or related security.

The Company has also agreed with each of the purchasers that until the first anniversary of the date of the Purchase Agreement, it will not effect or enter into an agreement to effect a “Variable Rate Transaction,” which means a transaction in which the Company:

●	issues or sells any convertible securities either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of, or quotations for, of the Company’s common shares at any time after the initial issuance of such convertible securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such convertible securities or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Company’s common shares, other than pursuant to a customary “weighted average” anti-dilution provision; or

●	enters into any agreement (including, without limitation, an equity line of credit) whereby the Company or any subsidiary may sell securities at a future determined price (other than standard and customary “preemptive” or “participation” rights).

The Company has also agreed with each of the purchasers if the Company issues securities within the twelve (12) months following the date of the Purchase Agreement, the purchasers shall have the right to purchase 35% of the securities on the same terms, conditions and price provided for in the proposed issuance of securities.

The Company has also agreed to indemnify each of the purchasers against certain losses resulting from its breach of any of its representations, warranties, or covenants under agreements with each of the purchasers, as well as under certain other circumstances described in the Purchase Agreement.

The net proceeds to the Company from the Offering, after deducting placement agent fees and the estimated offering expenses borne by the Company, are expected to be approximately $3.4 million. The Offering is expected to close on or before July 19, 2021. After giving effect to the Offering, the Company will have 22,733,934 Class A and 9,069,000 Class B Common Shares outstanding.

The Offering was effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-229505), which became effective on February 13, 2019, pursuant to a prospectus supplement filed with the Securities and Exchange Commission.

In connection with the Offering, on July 15, 2021, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with FT Global Capital, Inc. (the “Placement Agent”) pursuant to which the Placement Agent agreed to act as the exclusive placement agent on a best efforts basis in the Offering. The Placement Agent will be entitled to a cash fee of 8% of the gross proceeds paid to the Company for the securities the Company sells in this Offering, reimbursement of expenses not to exceed $40,000, and indemnification against specified liabilities, including liabilities arising under the Securities Act. Additionally, the Company shall issue to the Placement Agent warrants (“Placement Agent Warrants”) to purchase 174,249 Class A Common Shares, at an exercise price of $1.82 per share. The Placement Agent Warrants shall expire three (3) years after issuance and shall have no anti-dilution protection other than adjustments based on stock splits, stock dividends, combinations of shares and similar recapitalization transactions. With limited exceptions, the Placement Agent has agreed it will not sell, transfer, assign, pledge or hypothecate the Placement Agent Warrants or the securities issuable thereunder for a period of 180 days beginning on the date of the commencement of sales in the Offering.

The foregoing summaries of the terms of the form of Placement Agent Warrant and the Purchase Agreement are subject to, and qualified in their entirety by, such documents attached hereto as Exhibits 4.1, and 10.1 respectively, which are incorporated herein by reference.

Other Events.

On July 15, 2021, the Company issued a press release announcing the execution of the Purchase Agreement. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Exhibits.

4.1	Form of Placement Agent Warrant (to be filed by amendment)

5.1	Form of British Virgin Islands legal opinion (to be filed by amendment)

10.1	Form of Share Purchase Agreement, dated July 15, 2021, by and between the Company and the Investors.

10.2	Form of Placement Agency Agreement (to be filed by amendment)

99.1	Press Release dated July 15, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dogness (International) Corporation

Date: July 15, 2021	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer